Exhibit 99.1

Universe Pharmaceuticals INC
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: UPC)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of (the “Company”) will be held on July 3, 2023, at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.      to re-elect Gang Lai as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Gang Lai”);

2.      to re-elect Lin Yang as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Lin Yang”);

3.      to re-elect Jiawen Pang as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Jiawen Pang”);

4.      to re-elect Ding Zheng as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Ding Zheng”);

5.      to re-elect Yongping Yu as a director of the Company to hold office until the next annual general meeting of the Company, to serve the Company as the (the “Election of Yongping Yu”, and together with the Election of Gang Lai, the Election of Lin Yang, the Election Jiawen Pang, and the Election of Ding Zheng, the “Election of Directors”);

6.      to approve the increase of the Company’ s authorized share capital, effective immediately, from US$312,500 divided into 90,000,000 Ordinary Shares of par value US$0.003125 each and 10,000,000 preferred shares (the “Preferred Shares”) of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each (the “Increase of Share Capital”);

7.      that, subject to approval by the shareholders of Proposal No. 6 (the Increase of Share Capital),the Company adopt a third amended and restated memorandum of association to reference the increased authorized share capital (in the form set out in Annex A), in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Third Amendment of Memorandum”);

8.      to authorize the Company’s board of directors to effect a consolidation of the Company’s authorized and issued share capital, at a ratio of no less than 2-for-1 and no greater than 10-for-1, such ratio to be determined by the Company’s board of directors in its sole discretion (the “Share Consolidation”); and

9.      that, subject to approval by the shareholders of Proposal No. 8 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a fourth amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex B), in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation (the “Fourth Amendment of Memorandum”).

The Company’s board of directors has fixed the close of business on May 24, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at www.universe-pharmacy.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.transhare.com, (ii) vote it by email at akotlova@bizsolaconsulting.com, (iii) vote it by fax at (727) 269-5616, or (iv) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxyholder need not be a shareholder of the Company.

By Order of the Board of Directors,
/s/ Gang Lai
Gang Lai
Chairman of the Board of Directors

Ji’an, Jiangxi, China

May 24, 2023

UNIVERSE PHARMACEUTICALS INC
ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 3, 2023
10:00 a.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Universe Pharmaceuticals INC (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on July 3, 2023, at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on May 24, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.      as an ordinary resolution, to re-elect Gang Lai as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Gang Lai”);

2.      as an ordinary resolution, to re-elect Lin Yang as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Lin Yang”);

3.      as an ordinary resolution, to re-elect Jiawen Pang as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Jiawen Pang”);

4.      as an ordinary resolution, to re-elect Ding Zheng as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Ding Zheng”);

5.      as an ordinary resolution, to re-elect Yongping Yu as a director of the Company to hold office until the next annual general meeting of the Company (the “Election of Yongping Yu”, and together with the Election of Gang Lai, the Election of Lin Yang, the Election Jiawen Pang, and the Election of Ding Zheng, the “Election of Directors”);

6.      to approve the increase of the Company’ s authorized share capital, effective immediately, from US$312,500 divided into 90,000,000 Ordinary Shares of par value US$0.003125 each and 10,000,000 Preferred Shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each (the “Increase of Share Capital”);

7.      as a special resolution that, subject to approval by the shareholders of Proposal No. 6 (the Increase of Share Capital), the Company adopt a third amended and restated memorandum of association to reference the increased authorized share capital (in the form set out in Annex A), in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Third Amendment of Memorandum”);

8.      as an ordinary resolution, to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued share capital, at a ratio of no less than 2-for-1 and no greater than 10-for-1, such ratio to be determined by the Board of Directors in its sole discretion (the “Share Consolidation”); and

9.      as a special resolution that, subject to approval by the shareholders of Proposal No. 8 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a fourth amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex B), in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation (the “Fourth Amendment of Memorandum”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 9.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice (i) vote it online at www.transhare.com, (ii) vote it by email at akotlova@bizsolaconsulting.com, (iii) vote it by phone at (727) 269-5616, or (iv) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”) which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended September 30, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2022 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at www.universe-pharmacy.com. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations counsel of the Company, at info@ascent-ir.com.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its annual general meeting of shareholders to approve the Election of Directors, the Increase of Share Capital, the Third Amendment of Memorandum (to reference increased authorized share capital, if the Increase of Share Capital is approved by shareholders), the Share Consolidation and the Fourth Amendment of Memorandum (to reflect the Share Consolidation, if approved by shareholders and subsequently implemented by the Board of Directors).

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked:

1.      to re-elect Gang Lai as a director of the Company to hold office until the next annual general meeting of the Company;

2.      to re-elect Lin Yang as a director of the Company to hold office until the next annual general meeting of the Company;

3.      to re-elect Jiawen Pang as a director of the Company to hold office until the next annual general meeting of the Company;

4.      to re-elect Ding Zheng as a director of the Company to hold office until the next annual general meeting of the Company;

5.      to re-elect Yongping Yu as a director of the Company to hold office until the next annual general meeting of the Company;

6.      to approve the increase of the Company’ s authorized share capital, effective immediately, from US$312,500 divided into 90,000,000 Ordinary Shares of par value US$0.003125 each and 10,000,000 Preferred Shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each;

7.      subject to approval by the shareholders of Proposal No. 6 (the Increase of Share Capital), to adopt a third amended and restated memorandum of association to reference the increased authorized share capital (in the form set out in Annex A), in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect;

8.      to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued share capital, at a ratio of no less than 2-for-1 and no greater than 10-for-1, such ratio to be determined by the Board of Directors in its sole discretion; and

9.      subject to approval by the shareholders of Proposal No. 8 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, to adopt a fourth amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex B), in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE ELECTION OF DIRECTORS, THE INCREASE OF SHARE CAPITAL, THE THIRD AMENDMENT OF MEMORANDUM, THE SHARE CONSOLIDATION AND THE FOURTH AMENDMENT OF MEMORANDUM ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ALL OF THESE PROPOSALS.

Q: When and where will the Meeting be held?

A: The Meeting will be held on July 3, 2023 at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is May 24, 2023. Only holders of Ordinary Shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 21,750,000 Ordinary Shares outstanding. Each Ordinary Share that you own entitles you to one vote.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the Meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of Proposals No. 1, 2, 3, 4, 5, 6 and 8 require the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of Proposals No. 7 and 9 require the affirmative vote of not less than a two-thirds majority of votes cast by shareholders as, being entitled to do so, by a vote in person, by proxy, or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal No. 7 is entirely conditional upon shareholder approval of Proposal No. 6. Proposal No. 9 is entirely conditional upon shareholder approval of Proposal No. 8.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

(1)    By Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(2)    By email at akotlova@bizsolaconsulting.com;

(3)    By phone at (727) 269-5616; or

(4)    By mail or deposit to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s Ordinary Shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, China.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote”.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.      by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

2.      by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.      by attending the Meeting in person at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Universe Pharmaceuticals INC, 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an, Jiangxi Province, People’s Republic of China, or call +(86)-0796-8403309. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSALS NO. 1 THROUGH NO. 5

ELECTION OF DIRECTORS

To consider and approve a proposal for the Company to elect current directors to hold office until the next annual general meeting of shareholders of the Company.

Directors For Election

The directors named below will seek re-election at the Meeting. If re-elected, each director will hold office until the next general meeting of the shareholders of the Company.

Mr. Gang Lai is our chief executive officer and chairman of the board. Mr. Lai has served as the chief executive officer of Jiangxi Universe since 2004 and founded Universe Trade in 2010. Before joining us, Mr. Lai was a successful entrepreneur. He founded Jiangxi Lvzhouyuan Timber Joint Stock Co., Ltd. in 2001, a company listed on PRC National Equities Exchange and Quotations (NEEQ: 838893), and has since served as its chairman of the board. Mr. Lai graduated from Jingdezhen Ceramic Institute with a bachelor’s degree in mechanical engineering.

Ms. Lin Yang is our chief financial officer and director. Ms. Lin Yang has served as the financial director of Jiangxi Universe since April 2006 and the financial director of Universe Trade since its formation in 2010. Before joining us, Ms. Yang served as an accountant at Jiangxi Automobile Engineering Plastic Co., Ltd. from 1998 to March 2006. Ms. Yang graduated from Jiangxi University of Finance and Economics with a bachelor’s degree in accounting.

Mr. Jiawen Pang has served as our independent director since March 2021. Since January 1, 2021, Mr. Jiawen Pang has served as the vice president at Guangzhou Dahua Food Technology Co., Ltd., a food manufacturing company, where Mr. Pang is responsible for overseeing the company’s general management and marketing function. From January 1, 2018 to December 2020, Mr. Jiawen Pang served the general manager at Pangbei (Shanghai) Medical Technology Center, a medical device company, where Mr. Pang was responsible for overseeing the general management and marketing function of the company. Mr. Jiawen Pang graduated from Tianjin University of Commerce with a bachelor’s degree in refrigeration and food freezing engineering in 1989 and from Sun Yat-sen University with a master of business administration in healthcare and medicine in 2004.

Mr. Ding Zheng has served as our independent director since March 2021. Mr. Ding Zheng has served as the chairman of the board at Guangzhou Roujing Sunshade Energy-saving Technology Co., Ltd. since 2018. Mr. Zheng has also served as the general manager at Hande Manufacturing (China) Co., Ltd., since 2015. Mr. Zheng obtained a bachelor’s degree in technology economics from Shanghai Jiao Tong University in 2000 and a master of business administration degree from Tsinghua University in 2005. Mr. Zheng is a member of the China Institute of Certified Public Accountants (CICPA).

Mr. Yongping Yu has served as the Company’s independent director since May 2023. Mr. Yongping Yu has served as the General Manager of Qidi Boda Investment Management Co., Ltd. since August 2019. Mr. Yongping Yu served as a director and Executive Deputy General Manager of Xinhua Kangmei Health Think Tank Co., Ltd. from May 2017 to July 2019. From July 2015 to May 2017, Mr. Yongping Yu served as the General Manager of the Medical Data Division of Xinhua News Agency’s Big Data Business Department. From July 2014 to July 2015, Mr. Yongping Yu served as the Editor-in-Chief and General Manager of Xinhua Cyber Health, a WeChat official account, at Xinhua News Agency. From February 2011 to July 2014, Mr. Yongping Yu served as the Director of the Development Planning Department and Chief Physician of the Aviation General Hospital. From April 2004 to February 2011, Mr. Yongping Yu served as the Deputy Secretary-General of JiangXi Pharmaceutical Association. Mr. Yu obtained a Bachelor of Medicine degree from Nanchang University in 1992 and obtained Bachelor of Arts degree in in Chinese language and literature from Tsinghua University in 1995.

Vote Required to Approve Proposals No. 1 through No. 5

Each of Proposals No. 1 through No. 5 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Resolutions

The Board of Directors proposes to solicit shareholder approval to elect current directors to hold office until the next annual general meeting of shareholders of the Company, in the form of shareholder resolutions. The resolutions to be put to the shareholders to consider and to vote upon at the Meeting are:

1.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that Gang Lai be re-elected as a director of the Company to hold office until the next annual general meeting of the Company”;

2.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that Lin Yang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company”;

3.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that Jiawen Pang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company”;

4.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that Ding Zheng be re-elected as a director of the Company to hold office until the next annual general meeting of the Company;” and

5.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that Yongping Yu be re-elected as a director of the Company to hold office until the next annual general meeting of the Company.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE ELECTION OF DIRECTORS

PROPOSAL NO. 6

INCREASE OF SHARE CAPITAL

To consider and approve the proposal to increase the Company’s authorized share capital, effective immediately, from US$312,500 divided into 90,000,000 Ordinary Shares of par value US$0.003125 each and 10,000,000 Preferred Shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each.

Vote Required to Approve Proposal No. 6

Proposal No. 6 must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative.

Resolutions

The Board of Directors proposes to solicit shareholder approval for the proposal to increase the authorized share capital from US$312,500 divided into 90,000,000 Ordinary Shares of par value US$0.003125 each and 10,000,000 Preferred Shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each, effective immediately.

The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation the Increase of Share Capital is:

“IT IS HEREBY RESOLVED, as an ordinary resolution that the Company’s authorized share capital be increased from US$312,500 divided into 90,000,000 Ordinary Shares of par value US$0.003125 each and 10,000,000 Preferred Shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each, effective immediately.

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE INCREASE OF SHARE CAPITAL

PROPOSAL NO. 7

THIRD AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFERENCE THE INCREASED AUTHORIZED SHARE CAPITAL

Subject to approval by shareholders of Proposal No. 6 (the Increase of Share Capital), to consider and approve the adoption of third amended and restated memorandum of association of the Company to reflect the Increase of Share Capital.

The form of the third amended and restated memorandum of association, showing the changes to be made to the Company’s existing memorandum of association, are attached at Annex A of this proxy statement.

Vote Required to Approve Proposal No. 7

Proposal No. 7 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Proposal No. 7 is entirely conditional upon approval by shareholders of Proposal No. 6 (the Increase of Share Capital).

Resolution

The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to adopting a third amended and restated memorandum and articles of association of the Company is:

“IT IS HEREBY RESOLVED, as a special resolution that, subject to approval by the shareholders of Proposal No. 6 (the Increase of Share Capital), the Company adopt a third amended and restated memorandum of association to reference the increased authorized share capital (in the form set out in Annex A), in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE THIRD AMENDMENT TO THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFERENCE THE INCREASED AUTHORIZED SHARE CAPITAL

PROPOSAL NO. 8

SHARE CONSOLIDATION

To consider and approve a proposal to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued shares, at a ratio of no less than 2-for-1 and no greater than 10-for-1, to be determined by the Board of Directors in its sole discretion.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized and issued shares, at a ratio of no less than 2-for-1 and no greater than 10-for-1, to be determined by the Board of Directors in its sole discretion (the “Share Consolidation”), on such date as the Board of Directors shall determine (the “Effective Date”).

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation, at a ratio to be determined by the Board of Directors in its sole discretion (such ratio being no less than 2-for-1 and no greater than 10-for-1).

The exact ratio to be chosen by the Board of Directors will be determined as to what is in the best interests of the Company, as the Board of Directors expects that it will increase the share price of the Ordinary Shares.

The Share Consolidation will be implemented simultaneously for all authorized, issued and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Assuming Proposal No. 6 (the Increase of Share Capital) is approved by shareholders at this Meeting, the Share Consolidation would reduce the number of:

(i)     authorized Ordinary Shares from 900,000,000 Ordinary Shares with a par value of US$0.003125 per share to 450,000,000 Ordinary Shares with a par value of US$0.00625 per share based on the minimum 2 for 1 ratio, or from 900,000,000 Ordinary Shares with a par value of US$0.003125 per share to 90,000,000 Ordinary Shares with a par value of US$0.03125 per share based on the maximum 10 for 1 ratio;

(ii)    issued and outstanding Ordinary Shares from 21,750,000 Ordinary Shares with a par value of US$0.003125 per share (as at May 24, 2023), to 10,875,000 Ordinary Shares with a par value of US$0.00625 per share based on the minimum 2-for-1 ratio, or from 21,750,000 Ordinary Shares with a par value of US$0.003125 per share to 2,175,000 Ordinary Shares with a par value of US$0.03125 per share based on the maximum 10-for-1 ratio; and

(iii)   authorized Preferred Shares from 100,000,000 Preferred Shares with a par value of US$0.003125 per share to 50,000,000 Preferred Shares with a par value of US$0.00625 per share based on the minimum 2-for-1 ratio, or from 100,000,000 Preferred Shares with a par value of US$0.003125 per share to 10,000,000 Preferred Shares with a par value of US$0.03125 per share based on the maximum 10-for-1 ratio.

Purpose of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq under the symbol “UPC.” Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5450(a)(a) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On March 2, 2023, the Company received a written notification from the Nasdaq notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until August 29, 2023, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by August 29, 2023, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the Ordinary Shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Ordinary Shares will likely be delisted from Nasdaq.

In the event the Ordinary Shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Ordinary Shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Registration and Trading of the Company’s Ordinary Shares

The Share Consolidation will not affect the registration of the Company’s Ordinary Shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, the Company’s Ordinary Shares will begin trading on a post-split basis on the Effective Date that the Company announces by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Ordinary Shares (which is an identifier used by participants in the securities industry to identify the Company’s Ordinary Shares) will change.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one Ordinary Share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio meaning there will be a reduction in the number of the authorized shares in the Company by a factor between 2 and 10 (as set out above under the subheading “General”).

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation as a matter of Cayman Islands law of the Company’s authorized and issued shares at a ratio of no less than 2-for-1 and no greater than 10-for-1, to be determined by Board of Directors in its sole direction. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation are:

“IT IS HEREBY RESOLVED, as ordinary resolutions, that:

1.      conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

a.      the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 10 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of par value US$0.003125 each in the capital of the Company as set out in the third amended and restated memorandum of association (the “Share Consolidation”);

b.      no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

c.      any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion; and

2.      any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

Vote Required to Approve Proposal No. 8

Proposal No. 8 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE SHARE CONSOLIDATION

PROPOSAL NO. 9

FOURTH AMENDMENT OF MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

Subject to approval by shareholders of Proposal No. 8 (the Share Consolidation) and entirely conditional upon the effectiveness of Proposal No. 8, to consider and approve the adoption of a fourth amended and restated memorandum of association to reflect the new authorized share capital of the Company resulting from the Share Consolidation, with effect as of the date the Board of Directors may determine in its sole discretion.

The only substantive change to be made to the Company’s memorandum of association pursuant to this Proposal No. 9 is to update paragraph 8 of the memorandum of association, which such paragraph describes the authorized share capital of the Company.

A draft of the form of the fourth amended and restated memorandum of association, showing the changes to be made the fourth amended and restated memorandum of association (assuming this will be adopted by shareholders by approving Proposal No. 7 at this Meeting), is attached at Annex B of this proxy statement.

Vote Required to Approve Proposal No. 9

Proposal No. 9 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Proposal No. 9 is entirely conditional upon approval by shareholders of Proposal No. 8 (the Share Consolidation) and the implementation of the Share Consolidation by the Board of Directors.

Resolution

The Board of Directors proposes to solicit shareholder approval to adopt a fourth amended and restated memorandum of association to reflect the Share Consolidation, conditioned upon the effectiveness of the Share Consolidation, with such date of effectiveness to be determined by the Board of Directors in its sole discretion. The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to adopting a fourth amended and restated memorandum of association of the Company is:

“IT IS HEREBY RESOLVED, as a special resolution that, subject to approval by the shareholders of Proposal No. 8 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a forth amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex B), in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE FOURTH AMENDMENT TO THE COMPANY’S MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
Date: May 24, 2023	/s/ Gang Lai
Gang Lai
Chairman of the Board of Directors

ANNEX A

Companies Act (Revised)

Company Limited by Shares

___________________________________________________

third AMENDED AND RESTATED
memorandum of association
OF
UNIVERSE PHARMACEUTICALS INC

大自然藥業股份有限公司

___________________________________________________

(Adopted by special resolution passed on [•])

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated
Memorandum of Association
of
Universe Pharmaceuticals INC

大自然藥業股份有限公司

(Adopted by special resolution passed on [•])

1       The name of the Company is Universe Pharmaceuticals INC.

2       The Company’s registered office will be situated at the offices of Vistra (Cayman) Limited P.O. Box 31119, Grand Pavillion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3       The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4       The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5       Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)     the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)    insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)     the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6       Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7       The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8       The share capital of the Company is US$3,125,000.00 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

Annex A-1

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)     with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)    subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)    to alter any of those rights, privileges, conditions, limitations or restrictions.

9       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Annex A-2

ANNEX B

Companies Act (Revised)

Company Limited by Shares

___________________________________________________

Forth AMENDED AND RESTATED
memorandum of association
OF
UNIVERSE PHARMACEUTICALS INC

大自然藥業股份有限公司

___________________________________________________

(Adopted by special resolution passed on [•] and made effective on [•])

Companies Act (Revised)

Company Limited by Shares

Forth Amended and Restated
Memorandum of Association
of
Universe Pharmaceuticals INC

大自然藥業股份有限公司

(Adopted by special resolution passed on [•] and made effective on [•])

10     The name of the Company is Universe Pharmaceuticals INC.

11     The Company’s registered office will be situated at the offices of Vistra (Cayman) Limited P.O. Box 31119, Grand Pavillion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

12     The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

13     The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

14     Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)     the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)    insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)     the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

15     Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

16     The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

17     The share capital of the Company is US$[•] divided into [•] Ordinary Shares of par value US$[0.00625]/[0.009375]/[0.0125]/[0.015625]/[0.01875]/[0.021875]/[0.025]/[0.028125]/[0.03125] each and [•] Preferred Shares of par value US$[0.00625]/[0.009375]/[0.0125]/[0.015625]/[0.01875]/[0.021875]/[0.025]/[0.028125]/[0.03125] each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

Annex B-1

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)     with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)    subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)    to alter any of those rights, privileges, conditions, limitations or restrictions.

18     The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Annex B-2